Trimeris, Inc. 2530 Meridian Parkway 2nd Floor Durham, NC 27713 Attn: Mr. Martin A. Mattingly Chief Executive Officer

June 18, 2010

By Facsimile and U.S. Mail

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 3-9

Judiciary Plaza

Washington, DC 20549

Attention: Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Trimeris, Inc.

Definitive Proxy Statement on Schedule 14A

Filed March 16, 2010

File No. 000-23155

Dear Mr. Rosenberg:

We have received your letter dated June 9, 2010. We can confirm that the disclosure in the Trimeris, Inc. (the “Company”) 2011 proxy statement will disclose specific performance factors considered by the Company’s Compensation Committee and the level of performance with regard to each performance objective leading to the Company’s Compensation Committee to award any disclosed incentive compensation for each Named Executive Officer.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us if you wish to discuss this issue further. Thank you.

Sincerely,

/s/ Martin A, Mattingly	/s/ Andrew L. Graham
Martin A. Mattingly	Andrew L. Graham
Chief Executive Officer	Principal Accounting Officer